SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(AMENDMENT NO. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DYCOM INDUSTRIES, INC.
(Name of Subject Company (Issuer))
DYCOM INDUSTRIES, INC. (ISSUER)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
Common Stock, Par Value $0.33 1/3 Per Share
(Including the Associated Preferred Stock Purchase Rights
issued under the Shareholder Rights Agreement)
(Title of Class of Securities)
267-475-10-1
(CUSIP Number of Class of Securities)
Richard B. Vilsoet, Esq.
General Counsel and Corporate Secretary
Dycom Industries, Inc.
11770 U.S. Highway 1, Suite 101
Palm Beach Gardens, FL 33408
(561) 627-7171
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of Filing Persons)
Copy to:
Thomas J. Friedmann, Esq.
Shearman & Sterling LLP
801 Pennsylvania Avenue, NW, Suite 900
Washington, D.C. 20004-2604
(202) 508-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$199,500,000	$23,481.15

* Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 9,500,000 shares of common stock at the maximum tender offer price of $21.00 per share.
** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.
☒ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23,481.15	Filing Party: Dycom Industries, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 13, 2005
☐ Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 13, 2005, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 27, 2005 (collectively, the “Schedule TO”) by Dycom Industries, Inc., a Florida corporation (the “Company”), relating to a tender offer by the Company for up to 9,500,000 shares of its common stock, par value $0.33 1/3 per share, including the associated preferred stock purchase rights (the “Rights”) issued under the Shareholder Rights Agreement dated April 4, 2001 between the Company and First Union National Bank, as Rights Agent, at a price not greater than $21.00 nor less than $18.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 13, 2005, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.
     The information in the Offer is incorporated in this Amendment by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEMS 1 THROUGH 11
     Items 1 through 11 of the original Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related Letter of Transmittal, copies of which were filed with the original Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively, are hereby amended and supplemented as follows:
Offer to Purchase
(1) The first bulleted point on page iii is amended by deleting the sentence in full and substituting the following sentence: “No material changes in the general political, market, economic or financial conditions in the United States or abroad that are reasonably likely to adversely affect our business or the trading in the shares shall have occurred.”
(2) The first bulleted point on page 14 is amended by deleting in full the phrase that is situated prior to the colon and substituting the following phrase: “there has occurred any change that we deem material in the general political, market, economic or financial conditions in the United States or abroad that is reasonably likely to adversely affect our business or the trading in the shares, including, but not limited to, the following”.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 29, 2005

DYCOM INDUSTRIES, INC.
By:	/s/ Richard B. Vilsoet
	Name:	Richard B. Vilsoet
	Title:	Corporate Secretary

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